UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Corus Bankshares, Inc.
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

220873103
(CUSIP Number)

Robert J. Glickman
973 Sheridan Road
Winnetka, IL  60093
(847) 784-0000

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Robert J. Glickman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,530,148
	8	SHARED VOTING POWER 1,512,952
	9	SOLE DISPOSITIVE POWER 5,530,148
	10	SHARED DISPOSITIVE POWER 1,512,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 7,043,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 5 amends the Schedule 13D filed on October 10, 2002, as amended by the Schedule 13D filed on December 20, 2005, the Schedule 13D filed on June 1, 2009, the Schedule 13D filed on June 3, 2009 and the Schedule 13D/A filed on June 9, 2009, filed by Robert Glickman relating to the Common Stock of Corus Bankshares, Inc., a Minnesota corporation (the “Company”), $0.05 par value per share.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)               As of the close of trading on June 12, 2009, giving effect to the dispositions described in paragraph (c) below, Robert Glickman is the beneficial owner of 7,043,100 shares of the Company’s Common Stock (the “Common Stock”), representing approximately 13.1% of the issued and outstanding Common Stock of the Company, based on the 53,711,680 shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009, as follows:  (i) The Robert and Caryn Glickman Foundation (the “Foundation”) is the record owner of 235,932 shares of Common Stock, over which Robert Glickman has shared voting and dispositive control with his wife Caryn Glickman, (ii) The Joseph C. Glickman Foundation (the “Glickman Foundation”) is the record owner of 1,277,020 shares of Common Stock, over which Robert Glickman has shared voting and dispositive control with Joseph C. Glickman and (iii) Robert Glickman is the record owner of 5,530,148 shares of Common Stock, over which he has sole voting and dispositive control.  Robert Glickman is deemed to be the beneficial owner of the Glickman Foundation shares and the Foundation’s shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)               The response to Item 5(a) is incorporated herein by reference.

(c)               On June 9, 2009, Robert Glickman disposed of 14,126 shares of Common Stock beneficially owned by him.  These shares were sold at a weighted average price per share of $0.39 (in multiple transactions at prices ranging from $0.39 to $0.40 per share, inclusive).  On June 10, 2009, Robert Glickman disposed of 391,879 shares of Common Stock beneficially owned by him.  These shares were sold at a weighted average price per share of $0.37 (in multiple transactions at prices ranging from $0.36 to $0.39 per share, inclusive). On June 11, 2009, Robert Glickman disposed of 752,714 shares of Common Stock beneficially owned by him.  These shares were sold at a weighted average price per share of $0.36 (in multiple transactions at prices ranging from $0.36 to $0.39 per share, inclusive).  On June 12, 2009, Robert Glickman disposed of 970,123 shares of Common Stock beneficially owned by him.  The shares were sold at a weighted average price per share of $0.35 (in multiple transactions at prices ranging from $0.34 to $0.36 per share, inclusive).  All of these sales were open market transactions.

The shares disposed of by Robert Glickman on June 9, 2009, June 10, 2009, June 11, 2009 and June 12, 2009 represent approximately 4.0% of the total issued and outstanding shares of the Company, which is deemed to be a material decrease in beneficial ownership pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.  All of the 14,126 shares disposed of on June 9, 2009, the 391,879 shares disposed of on June 10, 2009, the 752,714 shares disposed of on June 11, 2009 and the 970,123 shares disposed of on June 12, 2009 were owned directly by Robert Glickman.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 15th day of June, 2009

Robert J. Glickman

/s/ Robert J. Glickman
Robert J. Glickman